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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ---------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1)*


                             OAKHURST COMPANY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    672202108
                                 (CUSIP Number)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUISIP No. 672202108                  13G                           Page 2 of 5


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1.             Names of Reporting Persons
               I.R.S. Identification No. of Above Persons (Entities Only)


               Casella Waste Systems, Inc.
               030338873
--------------------------------------------------------------------------------
2.             Check the Appropriate Box if a Member of a Group*       (a)[ ]
                                                                       (b)[ ]

               Inapplicable
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3.             SEC Use Only


--------------------------------------------------------------------------------
4.             Citizenship or Place of Organization

               Delaware
--------------------------------------------------------------------------------
     Number of        5.    Sole Voting Power
       Shares                                                  467,373
                      ----------------------------------------------------------
    Beneficially      6.    Shared Voting Power
      Owned By                                                 None
                      ----------------------------------------------------------
        Each          7.    Sole Dispositive Power
     Reporting                                                 467,373
                      ----------------------------------------------------------
    Person With       8.    Shared Dispositive Power
                                                               None
--------------------------------------------------------------------------------
9.             Aggregate Amount Beneficially owned by each Reporting Person

               467,373 shares (Consists of the right of KTI, Inc., a wholly owned subsidiary of the reporting person, to acquire, pursuant to a warrant dated as of July 3, 2001, an aggregate of 467,373 shares of common stock of the issuer commencing on January 3, 2006, provided that, upon a change in control of the issuer, such warrant is immediately exercisable).
--------------------------------------------------------------------------------
10.            Check Box if the Aggregate Amount of Row (9) Excludes      [  ]
               Certain Shares*

--------------------------------------------------------------------------------
11.            Percent of Class Represented by Amount in Row 9

               10%
--------------------------------------------------------------------------------
12.            Type of Reporting Person*

               CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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CUISIP No. 672202108                  13G                           Page 3 of 5



ITEM 1(a).        NAME OF ISSUER:

                  Oakhurst Company, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2751 Centerville Road, Suite 3131, Wilmington, Delaware  19808

ITEM 2(a).        NAME OF PERSON FILING:

                  Casella Waste Systems, Inc.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  25 Greens Hill Lane, Rutland, Vermont  05701

ITEM 2(c).        CITIZENSHIP:

                  Delaware

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

ITEM 2(e).        CUSIP NUMBER:

                  672202108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Inapplicable

ITEM 4.           OWNERSHIP:*

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                      (a)  Amount Beneficially owned: 467,373

                               Consists of the right of KTI, Inc., a wholly
                               owned subsidiary of the reporting person, to
                               acquire, pursuant to a warrant dated as of July 3, 2001, an aggregate of 467,373 shares of common stock of the issuer commencing on January 3, 2006, provided that, upon a change in control of the issuer, such warrant is immediately exercisable. The
--------
    *    As of July 3, 2001


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CUISIP No. 672202108                  13G                           Page 4 of 5



                               reporting person may be attributed with
                               beneficial ownership of the securities held by KTI, Inc. reported herein.

                      (b)  Percent of class:  10%

                      (c)  Number of shares as to which such person has:

                               (i)     Sole power to vote or to direct the vote:
                                       467,373

                               (ii) Shared power to vote or to direct the vote: None

                               (iii) Sole power to dispose or to direct the disposition of: 467,373

                               (iv) Shared power to dispose or to direct the disposition of: None

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Inapplicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Inapplicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Inapplicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF GROUP:

                  Inapplicable

ITEM 9.           NOTICE OF DISSOLUTION OF A GROUP:

                  Inapplicable

ITEM 10. CERTIFICATIONS:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUISIP No. 672202108                  13G                           Page 5 of 5



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CASELLA WASTE SYSTEMS, INC.

                                            /s/ John W. Casella
                                            ------------------------------------
                                            John W. Casella
                                            Chairman and Chief Executive Officer


                                                     AUGUST 10, 2001
                                            ------------------------------------
                                            Date